UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                       Protocall Technologies Incorporated
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    74372C108
                                    ---------
                      (CUSIP Number of Class of Securities)

                                  Bruce Newman
                             Chief Executive Officer
                       Protocall Technologies Incorporated
                                  47 Mall Drive
                          Commack, New York 11725-5717
                                 (631) 543-3655
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

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CUSIP No. 74372C108                   13D                      Page 2 of 4 Pages
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1.    NAME OF REPORTING PERSON:                                 JOACHIM R. ANZER
      S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:        ###-##-####
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |_|
                                                                (b) |_|
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      PF (SEE ITEM 3)
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e) |_|
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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         NUMBER OF      7.    SOLE VOTING POWER
          SHARES              15,024,307 shares (See Item 5)
       BENEFICIALLY     --------------------------------------------------------
         OWNED BY       8.    SHARED VOTING POWER
      EACH REPORTING          0 (See Item 5)
          PERSON        --------------------------------------------------------
           WITH         9.    SOLE DISPOSITIVE POWER
                              15,024,307 shares (See Item 5)
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                              0 (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,024,307 shares (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.4% (See Item 5)
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14.   TYPE OF REPORTING PERSON
      IN
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                                Page 2 of 4 Pages

      This Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D") is being filed pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended, for the reasons described in Item 4 hereof.

Item 1. Security and Issuer.

      This Schedule 13D relates to shares of the common stock, $.001 par value per share (the "Common Stock"), of Protocall Technologies Incorporated, a Nevada corporation with its principal executive offices located at 47 Mall Drive, Commack, New York 11725-5717 (the "Issuer").

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Schedule 13D is being filed by Joachim R. Anzer, whose business address is 7186 South Highland Drive, Salt Lake City, UT 84121. Mr. Anzer is a U.S. citizen who is the President of Parametrix Inc., which is engaged in the business of real estate consulting.

      (d) and (e). During the last five years, Mr. Anzer has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Anzer purchased his shares of Common Stock using his personal funds.

Item 4. Purposes of Transaction.

      Mr. Anzer acquired his shares of Common Stock for his own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. Mr. Anzer does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

      (a) - (c) As of December 30, 2005, Mr. Anzer beneficially owned in the aggregate 15,024,307 shares of Common Stock, constituting approximately 31.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 47,789,364 shares currently outstanding on December 30, 2005.)

      On December 30, 2005, Mr. Anzer purchased 781,250 shares of Common Stock at a purchase price of $.128 per share and received a Warrant to purchase 390,625 shares of Common Stock at $.50 per share. This purchase resulted in an additional issuance of 2,381,071 shares of Common Stock to Mr. Anzer on December 30, 2005, due to anti-dilution provisions of prior securities purchase agreements between Protocall Technologies Incorporated and Mr. Anzer. Other than this purchase, Mr. Anzer has made no purchases of shares of Common Stock during the last 60 days.


                                Page 3 of 4 Pages

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      To the best knowledge of Mr. Anzer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Anzer and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2007

                                        /s/ Joachim R. Anzer
                                        --------------------------------
                                        Joachim R. Anzer


                                Page 4 of 4 Pages